UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 333-105024

CASCADES INC.

404 Marie-Victorin Blvd.

Kingsey Falls, Quebec

Canada J0A 1B0

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. for the purpose of providing the press release dated November 27, 2013, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Press Release dated November 27, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Robert F. Hall
Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Corporate Secretary

Date: November 29, 2013

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated November 27, 2013